EXHIBIT 4.4
ARTICLES AND PLAN OF SHARE EXCHANGE
BETWEEN
QUETZAL CAPITAL 1, INC.,
A FLORIDA CORPORATION, AND
VALLEY FORGE COMPOSITE TECHNOLOGIES, INC.,
A PENNSYLVANIA CORPORATION

Pursuant to Sections 607.1102 through 607.1107 of the Florida Business Corporation Act, Quetzal Capital 1, Inc., a Florida Corporation, and Valley Forge Composite Technologies, Inc., a Pennsylvania corporation, hereby adopt the following Articles and Plan of Share Exchange:

FIRST: The “Share Exchange Agreement between Quetzal Capital 1, Inc. and the Shareholders of Valley Forge Composite Technologies, Inc., dated July 6, 2006,” (the “Plan of Share Exchange”) generally provides that:

1.
Valley Forge Composite Technologies, Inc. will become a wholly-owned subsidiary of Quetzal Capital 1, Inc. upon the execution of the terms of the Plan of Share Exchange and compliance with the requirements of the laws of Florida and Pennsylvania with respect to share exchange transactions;

2.
The shareholders of Valley Forge Composite Technologies, Inc. shall tender one thousand shares, par value $0.001, of the common stock of Valley Forge Composite Technologies, Inc., which amount of shares represents one hundred percent of the issued and outstanding common stock of Valley Forge Composite Technologies, Inc., in exchange for forty million shares, par value $0.001, of the capital stock of Quetzal Capital 1, Inc., which amount following the exchange represents eighty percent of the issued and outstanding common stock of Quetzal Capital 1, Inc.;

3.
Upon the effectiveness of the Plan of Share Exchange, each outstanding share of Valley Forge Composite Technologies, Inc. will be converted into forty thousand shares of Quetzal Capital 1, Inc. without any action on the part of the holder thereof; and

4.
The Plan of Share Exchange shall be effected by the filing of respective articles and plans of share exchange with the State of Florida Division of Corporations and the Pennsylvania Secretary of State Corporation Bureau.

SECOND: On July 6, 2006, the sole shareholder of Quetzal Capital 1, Inc. approved the Plan of Share Exchange in accordance with Section 607.1103 of the Florida Business Corporation Act. The number of votes cast by the sole shareholder was sufficient for approval.

THIRD: On July 6, 2006, the shareholders of Valley Forge Composite Technologies, Inc., approved the Plan of Share Exchange in accordance with the applicable laws of the State of Pennsylvania.

FOURTH: Pursuant to the Plan of Share Exchange, on July 5, 2006, Tony N. Frudakis resigned as a director and officer of Quetzal Capital 1, Inc., and Louis J. Brothers and Larry K. Wilhide were appointed as the new directors.

FIFTH: The effective date of the Plan of Share Exchange is July 6, 2006.

IN WITNESS THEREOF, Quetzal Capital 1, Inc., and Valley Forge Composite Technologies, Inc., have caused these Articles and Plan of Share Exchange to be executed in their respective names and on their behalf by their respective authorized persons on the 6th day of July, 2006.

QUETZAL CAPITAL 1, INC.	VALLEY FORGE COMPOSITE TECHNOLOGIES, INC

/s/ Tony N. Frudakis	/s/ Louis J. Brothers
Tony N. Frudakis	Louis J. Brothers
President	President